774A Walker Rd., Great Falls, VA 22066

December 15, 2020

Courtney Lindsay

Dorrie Yale

Christie Wong

Mary Mast

Division of Corporation Finance
Office of Life Sciences
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Live Oak Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed November 30, 2020

File No. 333-249691

Ladies and Gentlemen:

Thank you for your letter dated December 14, 2020, addressed to the undersigned, Andrea Tarbox, Chief Financial Officer of Live Oak Acquisition Corp. (the “Company” or “Live Oak”), setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Company’s Amendment No. 1 to the Registration Statement on Form S-4 filed with the Securities and Exchange Commission on November 30, 2020 (“Amendment No. 1”).

We appreciate the effort that went into the Staff’s comments. We have considered the Staff’s comments on Amendment No. 1 carefully and our responses to the Staff’s comments are set forth below. To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which we have reproduced in bold face text. Our responses follow each comment. Where our response is contained in Amendment No. 2 to the Registration Statement (“Amendment No. 2”) which is filed with this letter, we have so indicated and, where appropriate, provided a section reference.

The page numbers mentioned in the headings refer to the page numbers of Amendment No. 1 and the page numbers mentioned in responses refer to the page numbers of Amendment No. 2.

Summary of the Proxy Statement/Prospectus Lock-Up Agreement, page 19

1.	We note your revised disclosure in response to prior comment 6. However, your revised disclosure refers to holdings of Danimer Common Stock, but Shareholder Parties is defined to also include Live Oak officers, directors, affiliates, and significant shareholders. Please revise your disclosure to provide an aggregate number of shares covered by the lock-up agreements.

Response: The Company respectfully advises the Staff that the lock-up agreements will be entered into between Live Oak, on the one hand, and Danimer’s officers, directors, their controlled affiliates and certain significant shareholders, on the other. The Company has revised Amendment No. 2 to address the Staff’s comment and to clarify this fact. See “Summary of the Proxy Statement/Prospectus—Other Agreements Related to the Merger Agreement—Lock-Up Agreement” on page 19.

Risk Factors - Live Oak board of directors did not obtain a fairness opinion. . ., page 47

2.	We note your revised disclosures in response to prior comment 9. Please further expand your risk factor to discuss that a possibly incorrect valuation may mean that the transaction terms may not be fair from a financial point of view to the Public Stockholders. Also, to the extent true, clarify the eleventh bullet in your summary risks discussion on page 23 to explain that the Live Oak's board's valuation analysis focused on the combined company, rather than Danimer itself, as your discussion on page 75 indicates.

Response: The Company has revised Amendment No. 2 to address the Staff’s Comment. See “Summary of the Proxy Statement/Prospectus—Risk Factors” on page 23 and “Risk Factors—Risks Related to Live Oak and the Business Combination—Live Oak board of directors did not obtain a fairness opinion in determining whether or not to proceed with the Business Combination and, as a result, the terms may not be fair from a financial point of view to the Public Stockholders” on pages 47 – 48.

Proposal No. 1 - The Business Combination Proposal The Background of the Business Combination, page 69

3.	We refer to prior comment 15. Please revise to also discuss the negotiations of the material terms of the transaction agreements other than the consideration.

Response: The Company has revised Amendment No. 2 to address the Staff’s Comment. See “The Business Combination—Background of the Business Combination” on pages 72 – 73.

Live Oak Board of Directors’ Reasons for the Approval of the Business Combination, page 73

4.	We note your revised disclosures in response to prior comment 16, and note your statements that Jefferies considered various issues, such as "Danimer’s value proposition," and that it excluded certain specified companies and advised Live Oak on the comparable companies being the best comparable companies to Danimer. Please explain to us your consideration as to why you do not need to file a consent from Jefferies under Section 7 of the Securities Act and Securities Act Rule 436, or alternatively, revise to clarify Live Oak's role in these determinations. Please also explain your reference to the median Comparable Materials Company measure of 2.5x as this multiple does not appear to be the median.

Response: While Jefferies provided assistance to Live Oak’s management, the disclosure elsewhere clearly states that the analyses and determinations with respect to the Business Combination were made by Live Oak’s management. For example, as noted in this same section in Amendment No. 1, “[t]he officers and directors of Live Oak have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and background, together with experience and sector expertise of Jefferies, enabled them to make the necessary analyses and determinations regarding the Business Combination. [emphasis added]” We have revised this sentence in Amendment No. 2 to clarify that “them” refers to the officers and directors of Live Oak. We have also revised Amendment No. 2 to clarify that Live Oak’s management, with the advice of Jefferies, was also responsible for establishing the criteria for identifying, and agreeing upon the list of, comparable companies. Finally we have revised Amendment No. 2 to clarify that 2.9x is the median for the relevant Comparable Materials Company measure. See “The Business Combination—Live Oak Board of Directors’ Reasons for the Approval of the Business Combination” on pages 74 – 76.

Proposal No. 4 - The NYSE Proposal, page 109

5.	We note your discussions elsewhere in your prospectus and in the preliminary proxy card to two rationales for this NYSE proposal, including the issuance of shares to a related party. Please revise this section to discuss this second rationale for the proposal.

Response: The Company has revised Amendment No. 2 to address the Staff’s Comment. See “Proposal No. 4—The NYSE Proposal—Why Live Oak Needs Shareholder Approval” on page 109.

Information about Danimer Intellectual Property, page 127

6.	We refer to prior comment 20. Please further revise to clarify whether Danimer has issued patents or pending applications with respect to the fundamental biotechnology needed to produce Danimer’s PHA biopolymers as well as biopolymer compositions, processes, derived products and applications, and the corresponding expiration dates (or expected expiration dates) for these fundamental technologies.

Response: The Company has revised Amendment No. 2 to address the Staff’s Comment. See “Information About Danimer—Intellectual Property” on page 128.

Danimer's Executive Compensation, page 129

7.	We refer to the footnote to the summary compensation table noting that bonus amounts would be determined after November 13. Please update these amounts.

Response: The Company has revised Amendment No. 2 to address the Staff’s Comment. See “Danimer’s Executive Compensation—Summary Compensation Table” on page 130.

Exhibits

8.	We note your response to prior comment 26, and your disclosures in the prospectus regarding certain proposals being conditioned on others. Please revise the preliminary proxy card to clarify that the approval of certain proposals are conditioned upon the approval of other specified proposals. See Rule 14a-4(a)(3) of Regulation 14A.

Response: The Company has revised Exhibit 99.9 to Amendment No. 2 to address the Staff’s Comment.

If the Staff has comments or questions regarding our responses set forth above or the revised information statement, we would appreciate an opportunity to discuss those matters in a conference call with the Staff, and we are available to discuss with you at your earliest convenience. Also, please do not hesitate to contact the undersigned at (203) 858-0934 or our counsel, Edward S. Best of Mayer Brown LLP, at (312) 701-7100, if you have any other comments or questions.

As we have communicated orally, the parties would very much like to be in a position to distribute the definitive proxy statement as soon as possible to be in a position to complete the transaction prior to year-end and would therefore appreciate the Staff’s expedited review of the few changes to Amendment No. 2. If there is anything we can do to assist the Staff in expediting the process, please let us know.

Very truly yours,

/s/ Andrea Tarbox
Andrea Tarbox
Chief Financial Officer

cc:	Edward S. Best
John R. Ablan
Mayer Brown LLP

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